SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

( AMENDMENT 2)

DELTA AIR LINES, INC.

( NAME OF ISSUER )

COMMON STOCK

(Title of Class of Securities)

247361702

(CUSIP Number)

February 29, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X Rule 13d-1 (b)
Rule 13d-1 (c)
Rule 13d-1 (d)

CUSIP No. 247361702	13G/A	Page 1 of 3 pages

1.	Names of reporting persons	JPMorgan Chase & Co.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	13-2624428

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5.	SOLE VOTING POWER	250,932
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	496
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	43,837,661
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	496

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,838,157

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES | |
CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.0%

12.	TYPE OF REPORTING PERSON*	HC

Item 1(a).	Name of Issuer:
DELTA AIR LINES, INC.
Item 1(b).	Address of Issuer's Principal Executive Offices:
P.O. Box 20706
Atlanta, Georgia 30320-6001
Item 2(a).	Name of Person Filing:
JPMorgan Chase & Co.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
270 PARK AVE
NEW YORK, NY 10017
Item 2(c).	Citizenship
Delaware
Item 2(d).	Title of Class of Securities:
COMMON STOCK
Unless otherwise noted, security being reported is common stock
Item 2(e).	CUSIP Number:	247361702
Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
Or (c), Check Whether the Person Filing is a :
(a)		Broker or dealer registered under Section 15 of the Exchange Act;
(b)		Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)		Insurance company as defined in Section 3(a)(19) of the
Exchange Act;
(d)		Investment company registered under Section 8 of the Investment
Company Act;
(e)		An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)		An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)	X	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h)		A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;
(i)		A church plan that is excluded from the definition of an
Investment company under Section 3(c)(14) of the Investment
Company act;
(j)		Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(b), check this box.	X

Page 2 of 3 pages

Item 4.	Ownership
Provide the following information regarding the aggregate number and
Percentage of the class of securities of issuer identified in Item 1.
(a)	Amount beneficially owned: 43,838,157
	Including 0 shares where there is a Right to Acquire.
(b)	Percent of class: 15.0%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	250,932
	(ii)	Shared power to vote or to direct the vote:	496
	(iii)	Sole power to dispose or to direct the disposition of:	43,837,661
	(iv)	Shared power to dispose or to direct the disposition of:	496

Item 5.	Ownership of Five Percent or Less of a Class. NOT APPLICABLE
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ( )

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

JPMorgan Chase & Co. is the beneficial owner of 43,838,157 shares of the issuer's common stock on behalf of other persons known to have one or more of the following:
the right to receive dividends for such securities;
the power to direct the receipt of dividends from such securities;
the right to receive the proceeds from the sale of such securities;
the right to direct the receipt of proceeds from the sale of such securities;
 No such person is known to have an interest in more than 5% of the class of securities reported herein unless such person is identified below.

 On May 3, 2007, the Pension Benefit Guaranty Corporation ("PBGC") received 49,484,950 shares of the common stock of Delta Air Lines.  PBGC has assigned investment discretion and voting authority over this position to J.P. Morgan Investment Management Inc., a wholly owned subsidiary of JPMorgan Chase & Co.

As of February 29th, 2008, the number of shares held by the PBGC is now 43,567,017 and this filing is being made to reflect that decrease.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security being reported on by the Parent Holding Company.
This notice is filed on behalf of JPMorgan Chase & Co. and its wholly owned
Subsidiary (ies),
JPMorgan Chase Bank, National Association
J.P. Morgan Investment Management Inc.
JPMorgan Investment Advisors Inc. JPMorgan Asset Management (UK) Ltd

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 3 of 3 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22,2008	JPMorgan Chase & Co.
By: /s/ Margaret R. Rubin
--------------------------------------
Margaret R. Rubin
Corporate Compliance

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the commission may be incorporated by reference. The name and any title of each person who signs the the statement shall be typed or printed beneath his signature.